January 14, 2020

Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attn: Peter McPhun and Jim Lopez

Re:	Green Stream Holdings Inc.
Offering Statement on Form 1-A
Filed December 31, 2019
File No. 024-11086

Dear Sirs and Mesdames:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated January 8, 2020 (the “Comment Letter”) relating to the filing made by Green Stream Holdings Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Amendment No 2. of Form 1-A

General

1. We note your response to comment 3 and the statement that the shares have been issued to the settlement parties. Please revise to provide a selling securityholder table and disclosure pursuant to Item 5(d). Additionally, please revise the cover page and Plan of Distribution to provide the price and manner in which the selling securityholders may offer their securities.

In response to the Staff’s comment, the cover page and the section “Plan of Distribution” are amended, and an additional risk factor is added to the Offering Circular. The aforementioned additions are attached in the instant letter. The chosen date of the Offering Circular is the date of the expected amendment and remains subject to change.

[Beginning of cover page]

Securities and Exchange Commission

January 14, 2020

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment.  These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state.  We may elect to satisfy our obligation to deliver a Final Offering circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

Preliminary Offering Circular

Subject to Completion. Dated January 17, 2020

GREEN STREAM HOLDINGS INC.

13,599,998 SHARES OF COMMON STOCK

Green Stream Holdings Inc. (“we” or the “Company”) is offering up to 13,333,333 shares of our common stock, $.001 par value, for $0.75 per share on a “best efforts” basis, for gross proceeds of up to $10,000,000.00, before deduction of offering expenses, assuming all shares are sold. Selling Securityholders are offering up to 266,665 shares of our common stock, $.001 par value, for $0.75 per share, for gross proceeds of up to $199,998.75 on a “best efforts” basis. No shares shall be sold by the Selling Securityholders until an aggregate of 888,883 shares offered by the Company has been purchased from the Company in this Offering, and the transfer agent of the Company will be instructed as such. Funds tendered by investors in connection with the sale of the shares by the Selling Securityholders will not be made available to the Company.

The minimum investment established for each investor is $10,000.00, unless such minimum is waived by the Company in its sole discretion, which may be done on a case-by-case basis. There is no such restriction for offering by Selling Securityholders. For more information regarding the securities being offered, see the section entitled “Securities Being Offered” on page 36. There is no minimum aggregate offering amount and no provision to escrow or return investor funds if any minimum amount of shares is not sold.

Shares offered by the Company will be sold by our directors and executive officers on a “best efforts” basis. Sellers offered by Selling Securityholders may be sold by our officers and directors on a “best effort” basis, or may be sold by Selling Securityholders on a “best effort” basis, provided full compliance of Selling Securityholders with applicable securities laws. We or Selling Securityholders may also elect to engage licensed broker-dealers. No sales agents have yet been engaged to sell shares. All shares (whether offered by the Company or by Selling Securityholders) will be offered on a “best-efforts” basis.

The sale of shares will begin once the offering statement to which this circular relates to is qualified by the Securities and Exchange Commission (“SEC”) and will terminate one year thereafter or once all 13,599,998 shares are sold, whichever occurs first. We expect the offering to commence on the date on which the offering statement of which this offering circular is a part is qualified by the SEC. Notwithstanding, the Company may extend the offering by an additional 90 days or terminate the offering at any time.

Securities and Exchange Commission

January 14, 2020

Our common stock is not now listed on any national securities exchange or the NASDAQ stock market; however, our stock is quoted on OTC Markets Group, Inc.’s Pink marketplace under the trading symbol “GSFI.” There is currently only a limited market for our securities. There is no guarantee that our securities will ever trade on any listed exchange or be quoted on the OTCQB or OTCQX marketplaces.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of this offering circular for a discussion of information that should be considered in connection with an investment in our securities.

This offering is being made pursuant to Tier 1 of Regulation A following the Offering Circular Form 1-A disclosure format.

Shares Offered by the Company	Price Per Share to Public	Proceeds to Company (1)(2)
Per Offered Share	$0.75	$10,000,000.00
Maximum Offering Amount(1)	$0.75	$10,000,000.00

[1] Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

[2] There are no underwriting fees or commissions currently associated with this offering; however, the Company may engage sales associates after this offering commences. Does not include expenses of the offering including legal and accounting expenses and costs of blue sky compliance and the transaction fees, in any. Aggregate offering expenses payable by us are estimated to be approximately 150,000,000.

Shares Offered by the Selling Securityholders	Price Per Share to Public	Proceeds to Selling Securityholders
Per Offered Share	$0.75	$199,998.75
Maximum Offering Amount	$0.75	$199,998.75

Securities and Exchange Commission

January 14, 2020

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. SEE “RISK FACTORS” ON PAGE 4.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

Green Stream Holdings Inc.

16620 Marquez Ave

Pacific Palisades, CA 90272

(310) 230-0240

E-mail: info@greenstreamholdingsinc.com

 www.greenstreamholdingsinc.com

The date of this Preliminary Offering Circular is January 17, 2020.

[End of the Cover Page]

[Inserted Risk Factor]

A portion of the proceeds raised from this offering will be distributed to Selling Securityholders.

Certain of our stockholders, will sell in the aggregate up to approximately 266,665 shares of the Company’s Common Stock in this Offering. As a result, the net proceeds to the Company from the sale of shares of its Common Stock sold in this offering will be reduced by such amount. Selling Securityholders may compete with the Company in selling the shares in this Offering, and will not be limited to the minimum investment amount. As a result, it is possible, that investors will prefer purchasing the shares of the Company’s Common Stock from Selling Securityholders rather than from the Company. For more information about certain selling Securityholders, please see the section of this Offering Circular entitled, “Plan of Distribution and Selling Securityholders.”

[End of Inserted Risk Factor]

[Beginning of the section “Plan of Distribution and Selling Securityholders”]

Securities and Exchange Commission

January 14, 2020

 PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

We are offering up to 13,33333,333 shares of our common stock on a “best efforts” basis for $0.75 per share, for a total of up to $10,000,000 in gross offering proceeds, assuming all securities are sold. Selling securityholders expect to offer 266,665 shares of Common Stock in this offering on a “best efforts” basis for $0.75 per share.

The minimum investment for any investor purchasing shares from the Company is $10,000, unless such minimum is waived by the Company, which may be done in its sole discretion on a case-by-case basis. There is no minimum investment amount for any investor purchasing shares from Selling Securityholders.

There is no minimum aggregate offering amount or provision to escrow or return investor funds if any minimum number of shares is not sold, and we may sell significantly fewer shares of common stock than those offered hereby. In fact, there can be no assurances that the Company will sell any or all of the offered shares. All money we receive from the offering will be immediately available to us for the uses set forth in the “Use of Proceeds” section of this offering circular. There will be no refunds. No shares shall be sold by the selling securityholders until an aggregate of 888,883 shares offered by the Company has been purchased further to this Offering Circular, and the transfer agent of the Company will be instructed as such.

Our common stock is not now listed on any national securities exchange or the NASDAQ stock market; however, the Company’s common stock is quoted on the OTC Markets Pink marketplace. There is currently only a limited market for our securities and there is no guarantee that a more substantial or active trading market will develop in the future. There is also no guarantee that our securities will ever trade on any listed exchange. Accordingly, our shares should be considered highly illiquid, which inhibits investors’ ability to resell their shares.

Upon this circular being qualified by the SEC, the Company may offer and sell shares from time to time until all of the shares registered are sold; however, this offering will terminate one year from the initial qualification date of this circular, unless extended or earlier terminated by the Company. The Company may terminate this offering at any time and may also extend the offering term by 90 days.

Currently, we plan to have our directors and executive officers and directors sell the shares offered hereby on a best-efforts basis. The shares of Selling Securityholders will be sold by our directors and executive officers or by Selling Securityholders subject to full compliance with applicable securities laws.

Our directors and executive officers will receive no discounts or commissions. Our executive officers will deliver this circular to those persons who they believe might have interest in purchasing all or a part of this offering. The Company may generally solicit investors; however, it must abide by the “blue sky” regulations relating to investor solicitation in the states where it will solicit investors. All shares (whether the shares offered by the Company or the shares offered by Selling Securityholders) will be offered on a “best efforts” basis.

Securities and Exchange Commission

January 14, 2020

Our directors and officers will not register as broker-dealers under Section 15 of the Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer’s securities and not be deemed to be a broker-dealer. The conditions are that:

●	the person is not statutorily disqualified, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of his participation;

●	the person is not at the time of their participation an associated person of a broker-dealer; and

●	the person meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (i) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (ii) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (iii) does not participate in selling and offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1 of the Exchange Act.

Our officers and directors are not statutorily disqualified, are not being compensated, and are not associated with a broker-dealer. They are and will continue to hold their positions as officers or directors following the completion of the offering and have not been during the past 12 months and are currently not brokers or dealers or associated with brokers or dealers. They have not nor will they participate in the sale of securities of any issuer more than once every 12 months.

As of the date of this circular, we have not entered into any arrangements with any selling agents for the sale of the securities; however, we may engage one or more selling agents to sell the securities in the future. If we elect to do so, we will supplement this circular as appropriate.

All subscription agreements and checks received by the Company for the purchase of shares are irrevocable until accepted or rejected by the Company and should be delivered to the Company as provided in the subscription agreement. A subscription agreement executed by a subscriber is not binding on the Company until it is accepted on our behalf by the Company’s CEO or by specific resolution of our Board of Directors. Any subscription not accepted within 30 days will be automatically deemed rejected. Once accepted, the Company will deliver a stock certificate to a purchaser within five days from a request by the purchaser; otherwise, purchasers’ shares will be noted and held on the book records of the Company.

In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.  We have not yet applied for “blue sky” registration in any state, and there can be no assurance that we will be able to apply, or that our application will be approved and our securities will be registered, in any state in the US. We intend to sell the shares only in the states in which this offering has been qualified or an exemption from the registration requirements is available, and purchases of shares may be made only in those states.

Securities and Exchange Commission

January 14, 2020

Should any fundamental change occur regarding the status of this offering or other matters concerning the Company, we will file an amendment to this circular disclosing such matters.

SELLING SECURITYHOLDERS

Selling Securityholders are offering up to 266,665 shares of our common stock, $.001 par value, for $0.75 per share, for gross proceeds of up to $199,998.75 on a “best efforts” basis.

Below is a table of the current beneficial ownership of the Company’s securities by Selling Securityholders. The transfer agent of the Company will be instructed no shares shall be sold by the selling securityholders until an aggregate of 888,883 shares offered by the Company has been purchased further to this Offering Circular. As such, Selling Securityholders will have the opportunity to sell their shares of common stock of the Company, when the number of shares does not exceed the number of shares representing 30% of the total amount of shares sold in this Offering.

Securityholder’s Name	Shares of Common Stock Prior to Offering	Amount Offered on Shareholders’ Account		Amount Owned after the Offering (7)
Marc Desparois (1)	53,333	53,333		0
Connie Helwig (2)	53,334	53,333		1
Paul Khan (3)	53,333	53,333		0
Ken Williams (4)	53,333	53,333		0
Wendy Williams (5)	53,333	53,333		0

Total	266,666	266,665	(6)	1

(1) Marc Desparois is currently not an officer, director, or otherwise, an affiliate of the Company. Marc Desparois does not beneficiary own or hold securities of the Company other than the shares of Common Stock of the Company, as provided in the table above, and made the representation to the Company in this regard. Mark Desparois is an “Eagle Oil Party,” pursuant to the Settlement, as defined in this Circular and more particularly addressed in “Legal Proceedings” on Page 26.

(2) Connie Helwig is currently not an officer, director, or otherwise, an affiliate of the Company. Marc Desparois does not beneficiary own or hold securities of the Company other than the shares of Common Stock of the Company, as provided in the table above, and made the representation to the Company in this regard. Mark Desparois is an “Eagle Oil Party,” pursuant to the Settlement, as defined in this Circular and more particularly addressed in “Legal Proceedings” on Page 26.

(3) Paul Khan is currently not an officer, director, or otherwise, an affiliate of the Company. Marc Desparois does not beneficiary own or hold securities of the Company other than the shares of Common Stock of the Company, as provided in the table above, and made the representation to the Company in this regard. Mark Desparois is an “Eagle Oil Party,” pursuant to the Settlement, as defined in this Circular and more particularly addressed in “Legal Proceedings” on Page 26.

(4) Ken Williams is currently not an officer, director, or otherwise, an affiliate of the Company. Marc Desparois does not beneficiary own or hold securities of the Company other than the shares of Common Stock of the Company, as provided in the table above, and made the representation to the Company in this regard. Mark Desparois is an “Eagle Oil Party,” pursuant to the Settlement, as defined in this Circular and more particularly addressed in “Legal Proceedings” on Page 26.

Securities and Exchange Commission

January 14, 2020

(5) Wendy Williams is currently not an officer, director, or otherwise, an affiliate of the Company. Marc Desparois does not beneficiary own or hold securities of the Company other than the shares of Common Stock of the Company, as provided in the table above, and made the representation to the Company in this regard. Mark Desparois is an “Eagle Oil Party,” pursuant to the Settlement, as defined in this Circular and more particularly addressed in “Legal Proceedings” on Page 26.

(6) The number of shares of Common Stock of the Company being offered for the account of all Securityholders represents 1.02% of pre-offering outstanding securities of the class of the Company’s securities the instant Offering represents.

(7) Assuming the entire offering amount is sold.

[End of the section “Plan of Distribution and Selling Securityholders”]

Please additionally note that that as per the phone call with the Staff, the Company amended its financial statements. The amended financial statements are annexed to the instant correspondence letter.

Please contact the undersigned if you have any further questions.

Sincerely,

/s/ Madeline Cammarata
Title: President